January 18, 2008

CONFIDENTIAL

Via Overnight Courier and Filed by Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance, Mail Stop 6010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Threshold Pharmaceuticals, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 15, 2007

File No. 001-32979

Dear Mr. Rosenberg:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold” or the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 28, 2007 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 10-K”). The responses below are preceded by the Staff’s comments.

“Item 8: Financial Statements And Supplementary Data, page 58

Report of Independent Registered Public Accounting Firm, page 59

1.	PricewaterhouseCoopers’s report included in the filing does not cover the “Cumulative Period from October 17, 2001 (date of inception) to December 31, 2006. Please have PricewaterhouseCoopers provide a revised report covering this period and include it in the filing as required by rule 2-05 of Regulation S-X.

Response:

The Company respectfully advises the staff that the original report delivered by PricewaterhouseCoopers to the Company stated that such report covered the cumulative period from October 17, 2001 (date of inception) to December 31, 2006. However, due to a typographical error, the report as filed did not include this statement. The Company is today filing an amendment to the 2006 10-K to correct this error. PricewaterhouseCoopers has provided an updated consent in connection with the revised filing of their report.

Balance Sheet, page 61

2.	Please explain to us what consideration you gave to the guidance in paragraph 74 of SFAS 123R in your decision to continue to include as a separate “contra-equity” account the line item “Deferred stock-based compensation.”

Response:

The Company respectfully informs the staff that the Company considered paragraphs 74 and 83 of SFAS 123R in its decision to continue to include as a separate “contra-equity” account the line item “Deferred stock-based compensation.” Paragraph 74 provides guidance for elimination of “Deferred stock-based compensation” for awards whose compensation cost was calculated based on a grant-date fair value either for recognition purposes or for pro forma disclosures under SFAS 123. The “Deferred stock-based compensation” on the Company’s balance sheet pertains to awards granted prior to the Company’s initial public offering and whose compensation cost was calculated using the minimum value method, not the grant-date fair value method, for pro forma disclosure purposes under SFAS 123.

As such, the Company followed the guidance provided by paragraph 83 of SFAS 123R, which requires entities that used the minimum value method of measuring equity share options and similar instruments for either recognition purposes or for pro forma disclosure purposes under SFAS 123 to continue to account for any portion of awards outstanding at the date of initial application using the original accounting principles applied to those awards. Those awards were originally accounted for under APB No. 25 and its interpretations and, accordingly, the Company continued to record deferred stock-based compensation for those awards as a contra-equity line in its balance sheet.

Note-2 – Net Loss per Share, page 70

3.	Please explain to us how shares included in the calculation in the line item “Less: Weighted-average shares subject to repurchases” in this document and the amounts included in your Form 10-Q for September 30, 2007 in a similar note on page 7 of that document reflect the assertion made in note 8 on page 75 that there are no “restricted awards subject to the Company’s right of repurchase.” If these represent other shares that are similarly subject to repurchase, please provide us a discussion of those shares. Also provide us your analysis under the applicable authoritative describes the treatment applied to the repurchase feature of these shares including the specific terms of the repurchase.

Response:

The Company respectfully advises the staff that the assertion made in note 8 on page 75 of the Company’s Form 10-K for the fiscal period year ended December 31, 2006 that there are no “restricted awards subject to the Company’s right of repurchase” applied only to the two restricted stock awards granted on October 24, 2001 to the Company’s Founder and member of the Board of Directors disclosed in note 8 on page 75. The Company supplementally informs the staff that Company will revise the disclosure in Company’s Form 10-K for the fiscal year ended December 31, 2007 as follows:

“As of December 31, 2007 and 2006, for both awards there were no shares subject to the Company’s right of repurchase.”

The Company supplementally advises the staff that the shares included in the net loss per common share calculation in the line item “Less: Weighted –average shares subject to repurchases” in note 2 on page 70 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, and the amounts included in a similar disclosure in note 2 on page 7 of the Company’s Form 10-Q for quarter ended September 30, 2007, related to options granted before the Company’s initial public offering under the 2001 Equity Incentive Plan, which allowed the options to be exercised prior to vesting. The unvested shares are included in common stock and are subject to the Company’s right of repurchase as disclosed in note 9 on page 78 of the Company’s Form 10-K for the fiscal year ended December 31, 2006. The unvested shares are subject to the Company’s right of repurchase at the lesser of the purchase price of the shares and the fair market value of the shares as of the date of termination of the employee. In accordance with paragraph 151 of Issue 33(b) of EITF 00-23 these unvested shares were treated as common stock as the exercise of the options prior to vesting was deemed to be a substantive exercise because the Company’s repurchase right was at the lesser of the purchase price and the fair market value of shares at the date of termination of the employee. In addition, the Company considered paragraphs 10, 17 and 20 of SFAS 128 and excluded these unvested shares from the basic net loss per share calculation. The non-vested shares contain future service conditions necessary for vesting and therefore do not meet the paragraph 10 definition of contingently issuable shares and are therefore excluded from the computation of the basic net loss per share calculation.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 813-5640, if you have any questions regarding the responses to the staff comment letter.

Sincerely,

/s/ Stephen Thau

cc:	Harold E. Selick, Ph.D.
Mr. Joel A. Fernandes